Media Release
2 December 2002

Mayne acquires NSW radiology sites

Mayne today announced the acquisition of ten radiology sites in NSW from Pacific Healthcare. Under the terms of the acquisition Mayne will acquire four Sydney X-Ray sites in the eastern suburbs and six Rayscan sites, predominantly in the south-western and western suburbs of Sydney. The acquisition includes three MRI machines, one of which is funded.

Mayne Group Managing Director and Chief Executive Officer, Stuart James, said the acquisition was a strategically sound addition to Mayne’s diagnostic imaging business.

“The Rayscan sites are in Sydney’s western suburbs and the Sydney X-Ray practices provide us with a presence in the eastern suburbs which has attractive patient demographics,” Mr James said.

Mr James also said the sites were geared towards higher modality services, aligning well with the long term strategy of Mayne’s diagnostic imaging business.

The forecast annual revenue from the acquired sites is expected to be $27–28 million. The acquisition will be accretive to cash earnings per share immediately.

The transaction, conditional upon regulatory approvals, is expected to be completed in January 2003.

In a separate transaction Mayne has also secured the obstetrics and gynaecology ultrasound centre at the Prince of Wales campus in Sydney’s eastern suburbs, reinforcing the move to high-end specialist services.

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